UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MABVAX THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

55414P 702
(CUSIP Number)

J. David Hansen
c/o MabVax Therapeutics Holdings, Inc.
11535 Sorrento Valley Road, Suite 400
San Diego, CA 92121
858-259-9405
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.55414P 702

1	NAME OF REPORTING PERSONSS.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. David Hansen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATIONUnited States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 475,972 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 475,972 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,972 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% (Based on 6,862,922 shares outstanding as of November 9, 2017 as adjusted for a 1-for-3 reverse stock split effective February 16, 2018)
12	TYPE OF REPORTING PERSON IN

(1)
Stated, as adjusted for a 1-for-3 reverse stock split effective February 16, 2018. Includes (i) 23,534 shares of common stock held by Mr. Hansen, (ii) 242,404 shares of common stock issuable upon restricted stock units that will vest within 60 days, and (iii) 210,034 shares of common stock issuable upon exercise of stock options that are vested or that will vest within 60 days. Excludes (i) 13,563 shares of common stock issuable upon restricted stock units that will not vest within 60 days and (ii) 92,727 shares of common stock issuable upon exercise of stock options that will not vest within 60 days.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share, of MabVax Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 11535 Sorrento Valley Road, Suite 400, San Diego, California 92121.

Item 2. Identity and Background

(a) This statement is being filed by J. David Hansen (the “Reporting Person”).

(b) The Reporting Person’s business address is c/o MabVax Therapeutics Holdings, Inc., 11535 Sorrento Valley Road, Suite 400, 92121

(c) N/A

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States

Item 3. Source and Amount of Funds or Other Considerations

All of the Issuer’s securities were purchased with the Reporting Person’s personal funds or through grant by the Compensation Committee of the Board of Directors of the Issuer of either options to purchase common stock or restricted stock units subject to various vesting schedules.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only or were granted by the Compensation Committee of the Board of Directors of the Issuer. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)
J. David Hansen beneficially owns an aggregate of 475,972 shares of the Issuer’s common stock, or 6.5% (Based on 6,862,922 shares outstanding as of November 9, 2017 as adjusted for a 1-for-3 reverse stock split effective February 16, 2018). This represents: (i) 23,534 shares of common stock held by Mr. Hansen, (ii) 242,404 shares of common stock issuable upon restricted stock units that vest within 60 days and (iii) 210,034 shares of common stock issuable upon exercise of stock options that are vested or that will vest within 60 days. Excludes (i) 13,563 shares of common stock issuable upon restricted stock units that will not vest within 60 days and (ii) 92,727 shares of common stock issuable upon exercise of stock options that will not vest within 60 days.

(b)
J. David Hansen may be deemed to hold sole voting and dispositive power over 475,972 shares of the Issuer’s common stock (1).

(1)
Stated, as adjusted for a 1-for-3 reverse stock split effective February 16, 2018. Includes (i) 23,534 shares of common stock held by Mr. Hansen, (ii) 242,404 shares of common stock issuable upon restricted stock units that are vested or that will vest within 60 days and (iii) 210,034 shares of common stock issuable upon exercise of stock options that are vested or that will vest within 60 days. Excludes (i) 13,563 shares of common stock issuable upon restricted stock units that will not vest within 60 days and (ii) 92,727 shares of common stock issuable upon exercise of stock options that will not vest within 60 days.

(c)
On January 8, 2018, 242,404 restricted stock units held by the Reporting Person vested.

(d)
Not applicable.

(e)
The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on January 16, 2018, as a result of the Issuer having 8,049,788 shares of common stock outstanding on such date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is subject to the terms and conditions of the Issuer’s Fifth Amended and Restated 2014 Employee, Director and Consultant Equity Incentive Plan.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2018	/s/ J. David Hansen
J. David Hansen